Exhibit 3.2



                            Certificate of Amendment
                                       of
                            Articles of Incorporation
                                       of
                             Norrlanska Kross, Inc.

Pursuant to law and the By-laws of Norrlanska Kross, Inc. a special meeting of the shareholders of Norrlanska kross, inc. was held on November 28, 2000, at 2 p.m. at the offices of the corporation located at 1077 E. County Line Rd., Longmont, Colorado, 80501

At this meeting it was resolved by a vote of the holders of a majority of shares entitled to vote on this matter that the first paragraph of Article IV of the Articles of Incorporation of Norrlanska Kross, Inc. be amended to read as follows:

                                   ARTICLE IV
                                     Capital

     The aggregate number of shares which the Corporation shall have authority to issue is Twenty Five Million Five Hundred Thousand (25,500,000) shares of capital stock, divided into Twenty Five Million (25,000,000) common shares ("Common") at No par value, and Five Hundred Thousand (500,000) preferred shares ("Preferred") at No par value.

The Undersigned, Janet S. Collins, certifies that she is the duly elected Secretary of Norrlanska Kross, Inc. and that the above is a true and correct copy of the Amendment to the Articles of Incorporation that was duly adopted at a meeting of the shareholders which was held in accordance with the state law and the By-Laws of Norrlanska Kross, Inc. on November 28, 2000.


Dated November 28, 2000
                                                  Seal

/s/  Janet S. Collins
------------------------------
Janet S. Collins, Secretary



               10077 E. County Line Rd., Longmont Colorado, 80501